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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

LANCE, INC.

(Name of Issuer)

$.83-1/3 Par Value Common Stock

(Title of Class of Securities)

514606 10 2

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 514606 10 2			Page 2 of 2

1.	Name of Reporting Person: S. Lance Van Every		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,480,952

		6.	Shared Voting Power: 34,910

		7.	Sole Dispositive Power: 1,480,952

		8.	Shared Dispositive Power: 34,910

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,515,862

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.19%

12.	Type of Reporting Person: IN

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Item 1.	(a)	Name of issuer: Lance, Inc.

	(b)	Address of issuer’s principal executive offices:

8600 South Boulevard Charlotte, North Carolina 28273

Item 2.	(a)	Name of persons filing: S. Lance Van Every

	(b)	Address of principal business office or, if none, residence:
Residence: 4010 Seminole Court
Charlotte, North Carolina 28210

	(c)	Citizenship: United States of America

	(d)	Title of class of securities: Common Stock, par value $.83-1/3 per share

	(e)	CUSIP No.: 514606 10 2

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

	(a)	Amount beneficially owned: 1,515,862

	(b)	Percent of class: 5.19%

Based on approximately 29,217,057 shares of Common Stock outstanding, consisting of 29,134,557 shares outstanding as of October 20, 2003 as reported in the issuer’s Form 10-Q for the quarterly period ended on September 29, 2003 and filed with the commission plus 82,500 shares that could be received upon exercise of currently exercisable options held by the filing person.

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 1,480,952

(ii) Shared power to vote or direct the vote: 34,910

(iii) Sole power to dispose or direct the disposition of: 1,480,952

(iv) Shared power to dispose or direct the disposition of: 34,910

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Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Other persons have the right to receive, or the power to direct the receipt of, dividends from 18,275 shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2004

Date

/s/ S. Lance Van Every

S. Lance Van Every

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